[ANANGEL-AMERICAN SHIPHOLDINGS LIMITED LETTERHEAD]



                                                             February 27, 2002

Dear Anangel-American Shipholdings Limited Shareholder:

As you know, on February 12, 2002, Superior Navigation commenced a tender offer for all of the outstanding shares of Anangel-American Shipholdings Limited. Superior Navigation offered to pay US$5.00 per share in cash.

Following Superior Navigation's offer, your Board of Directors established a Independent Committee, comprised solely of those directors who have no affiliation with Superior Navigation, to consider and make a recommendation regarding the offer. The Independent Committee was given full authority to determine what recommendation Anangel-American Shipholdings Limited would make to its shareholders with respect to Superior Navigation's tender offer.

The Independent Committee has determined that the terms of Superior Navigation's tender offer are fair to the Anangel-American Shipholdings shareholders, and is recommending that you accept Superior Navigation's offer and tender your shares in response to the offer.

In arriving at its recommendation, the Independent Committee considered a number of factors, as described in the enclosed Schedule 14D-9, including a written opinion from the Independent Committee's financial adviser, Poseidon Capital Corp. stating that, as of February 1, 2002, the date of the opinion, the consideration to be received by the holders of Anangel-American Shipholdings Limited's shares in the tender offer is fair from a financial point of view to the Anangel-American Shipholdings Limited public shareholders.

Enclosed is the Schedule 14D-9, which describes in more detail the reasons for the Independent Committee's conclusions and contains other information relating to the tender offer.

WE URGE YOU TO READ THE ENCLOSED MATERIALS CAREFULLY.

Thank you for your careful consideration of this matter.

Sincerely,

ANANGEL-AMERICAN SHIPHOLDINGS LIMITED



Constantinos Panagopoulos
Director and Assistant Secretary